

Mail Stop 4720

February 17, 2010

By U.S. Mail and Facsimile to: (843) 724-1523

William L. Hiott, Jr.
Executive Vice President and Treasurer
Bank of South Carolina Corporation
256 Meeting Street
Charleston, SC 29401

> **Re:** **Bank of South Carolina Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-27702**

Dear Mr. Hiott:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

 Sincerely,

 Christian Windsor
 Special Counsel